Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2016
Earnings available for fixed charges, as defined:
Net income	$108,061
Tax expense based on income	66,763
Fixed charges	113,206
Earnings available for fixed charges, as defined	$288,030
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$107,789
Estimated interest cost within rental expense	2,368
Amortization of net debt premium, discount, and expenses	3,049
Total fixed charges, as defined	$113,206
Ratio of earnings to fixed charges	2.54
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,710
Adjustment to pretax basis	1,057
$2,767

Combined fixed charges and preferred stock dividend requirements	$115,973
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.48